Exhibit 99.1

     IMI REPORTS SECOND-QUARTER RESULTS AND PROVIDES UPDATE ON LEAD PRODUCTS

TORONTO (August 14, 2003) - IMI International Medical Innovations Inc. (TSX:IMI) today announced results for its fiscal 2003 second quarter ended June 30, 2003 and highlighted recent developments for its lead products. During the quarter and subsequent weeks, IMI presented new positive data on its three cancer-detection tests, made important inroads in expanding the global franchise for its coronary artery disease predictive tests, advanced product development of new test formats and continued preparations to begin marketing its first products.

"Our recent emphasis on growing the international opportunity for our heart disease predictive tests continued through the past quarter and remains a top priority," said Dr. Brent Norton, IMI President and CEO. "We're working toward having more products ready for sale in more territories. Over the past few months we have been aggressively developing two new test formats based on our skin-cholesterol technology, have continued active partnering discussions with multiple parties, and have made strong progress growing the scientific support for the use of skin cholesterol," said Dr. Norton.

"We presented new data on skin cholesterol measurement in children, and have several other papers and abstracts pending acceptance. These publications will directly fuel marketing activities this fall. We are moving forward on marketing programs with our partner, McNeil Consumer Healthcare, who remain committed to and excited about the near-term and long-term opportunities," said Dr. Norton.

"Our three cancer-detection tests received significant attention as emerging screening tests at the American Association for Cancer Research meeting last month in Washington. All three tests - ColorectAlert, LungAlert and our new breast cancer test - were the subjects of presentations where new data showed continued strong performance of the test in detecting early-stage cancer. Our clinical program for all three tests is progressing well, and we expect to become involved in important new studies for each of ColorectAlert, LungAlert and the breast cancer test this fall," said Dr. Norton.

"The company is in a good position right now to execute key short-term goals including marketing activities, forging new partnerships and expanding support for our disease-detection approach. And we continue, at the same time, to keep our eye on the longer-term vision and work toward growing the global opportunity for our multiple products," said Dr. Norton.

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Financial Highlights

For the three months ended June 30, 2003 (Q2 2003), IMI reports a net loss of $833,000 or $0.04 per share compared with a loss of $1,193,000 or $0.06 per share for the quarter ended June 30, 2002 (Q2 2002). For the six months ended June 30, 2003, the Company reports a net loss of $1,644,000 or $0.08 per share, compared with $1,992,000 or $0.10 per share for the six months ended June 30, 2002.

Research and development expenditures for Q2 2003 decreased to $343,000, compared with $610,000 for Q2 2002. Total research expenditures for the six months ended June 30, 2003 and June 30, 2002 amounted to $697,000 and $1,027,000, respectively. The major reason for the decrease was a reduction of $297,000 in the cost of clinical trials for the quarter (reduction of $317,000 for the six months). The Company is currently conducting 12 clinical trials, but several of them are subsidized through collaborative arrangements with third parties, thereby significantly reducing the Company's expenses.

General and administration expenses amounted to $594,000 for Q2 2003, compared with $663,000 for Q2 2002, a decrease of $69,000. Total general and administration expenses for the six months ended June 30, 2003 amounted to $1,113,000 compared to $1,058,000 in 2002. Professional fees relating to U.S. regulatory applications and business development decreased by $71,000 during the quarter and $125,000 for six months compared to 2002 as a result of the completion of the projects. Costs related to the Company's 2002 annual report increased by $40,000 to cover the additional cost of filing with the U.S. authorities. Compensation expense increased by $32,000 for Q2 2003 compared to Q2 2002 ($63,000 for the corresponding six months periods) resulting from annual compensation reviews. The adoption of stock-based compensation applied to the Employee Share Purchase Plan resulted in non-cash expenses of $8,000 and $21,000 for the three- and six-month periods ended June 30, 2003 respectively, compared to nil for 2002.

As at June 30, 2003 the Company had cash, cash equivalents and short-term investments totaling $8,602,000 ($10,112,000 as at December 31, 2002). For the six months ended June 30, 2003 the Company received $143,000 from the exercise of options and the repayment of shareholder loans. For the corresponding period in 2002, the Company received $5,763,000 from the issuance of capital stock resulting from a private placement of 1.2 million common shares at a price of $5.00 per share, for net proceeds of $5,471,000 and $13,000 from the exercise of warrants and options during the period. Cash used to fund the operating activities during Q2 2003 amounted to $764,000 compared to $993,000 for Q2 2002 ($1,622,000 and $1,816,000 for the six months ended June 30, 2003 and 2002, respectively). The Company has no long-term debt.

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About IMI

IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit the company's web site at www.imimedical.com.

Quarterly investor webcast and conference call:
Thursday, August 14, 2003, 10:30 a.m. ET
Live webcast: www.imimedical.com
Toronto (416) 695-5806; North America (800) 273-9672
Replay available on IMI's web site (www.imimedical.com) for three months, or via phone until August 21 at (416) 695-5800 or (800) 408-3053, access code 1465946.

This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other regular filings.


For more information contact:
Andrew Weir, Director, Communications
Ron Hosking, Vice President and CFO
(416) 222-3449
aweir@imimedical.com

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

IMI International Medical Innovations Inc.
Incorporated under the laws of Canada
-------------------------------------------------------------------------------------
Consolidated Balance Sheets
As at June 30, 2003 and December 31, 2002
                                                            June 30      December 31
                                                              2003          2002
                                                          (Unaudited)     (Audited)
-------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                      $93,138      $150,451
Short-term investments                                       8,508,978     9,961,743
Prepaid expenses and other receivables                         132,642       237,591
Investment tax credits receivable                              215,000       271,000
-------------------------------------------------------------------------------------
Total current assets                                         8,949,758    10,620,785
-------------------------------------------------------------------------------------
Capital assets, net                                            187,130       191,632
Acquired technology, net                                       510,269       566,966
-------------------------------------------------------------------------------------
                                                            $9,647,157   $11,379,383
-------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                      $337,159      $589,555
-------------------------------------------------------------------------------------
Total current liabilities                                      337,159       589,555
-------------------------------------------------------------------------------------
Deferred revenue                                                96,550       100,000
-------------------------------------------------------------------------------------
Total liabilities                                              433,709       689,555
-------------------------------------------------------------------------------------
Shareholders' equity
Capital Stock                                               23,953,240    23,785,884
Warrants                                                       496,000       496,000
Deficit                                                    (15,235,792)  (13,592,056)
-------------------------------------------------------------------------------------
Total shareholders' equity                                   9,213,448    10,689,828
-------------------------------------------------------------------------------------
                                                            $9,647,157   $11,379,383
-------------------------------------------------------------------------------------


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
IMI International Medical Innovations Inc.
-----------------------------------------------------------------------------------------------
Consolidated Statements of Loss and Deficit
                                        Three months ended June 30   Six months ended June 30
                                            2003          2002          2003          2002
                                        (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)
                                       --------------------------------------------------------
EXPENSES
Research and development                    $342,707      $609,895      $697,479    $1,026,599
General and administration                   594,051       662,644     1,112,848     1,058,037
Amortization                                  44,601        54,988        87,401       109,134
-----------------------------------------------------------------------------------------------
                                             981,359     1,327,527     1,897,728     2,193,770
-----------------------------------------------------------------------------------------------

RECOVERIES AND OTHER INCOME
Investment tax credits                       $77,583       $79,908      $115,583       $99,908
Interest and other income                     71,202        54,743       138,409       101,865
-----------------------------------------------------------------------------------------------
                                             148,785       134,651       253,992       201,773
-----------------------------------------------------------------------------------------------
Net loss for the period                     (832,574)   (1,192,876)   (1,643,736)   (1,991,997)

Deficit, beginning of period             (14,403,218)  (10,372,915)  (13,592,056)   (9,573,794)
-----------------------------------------------------------------------------------------------
Deficit, end of period                  $(15,235,792) $(11,565,791) $(15,235,792) $(11,565,791)
-----------------------------------------------------------------------------------------------
Basic and fully diluted loss per share        $(0.04)       $(0.06)       $(0.08)       $(0.10)
-----------------------------------------------------------------------------------------------
Weighted average number of
common shares outstanding                 20,912,277    20,962,919    20,863,543    20,280,411
-----------------------------------------------------------------------------------------------


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

IMI International Medical Innovations Inc.
------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
                                                                    Three months ended June 30  Six month ended June 30
                                                                        2003         2002           2003        2002
                                                                     (Unaudited)   (Unaudited)  (Unaudited) (Unaudited)
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                                  $(832,574)$(1,192,876) $(1,643,736)$(1,991,997)
Add item not involving cash
    Amortization                                                            44,601      54,988       87,401     109,134
    Loss on disposal of capital asset                                        5,230           -        5,230           -
    Stock compensation costs included in:
       Research and development expense                                      1,080           -        4,166           -
       General and administrative expense                                    8,025           -       21,270           -
------------------------------------------------------------------------------------------------------------------------
                                                                          (773,638) (1,137,888)  (1,525,669) (1,882,863)
Net change in non-cash working
   capital balances related to operations                                   10,125     144,497      (95,977)     66,388
------------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                                         (763,513)   (993,391)  (1,621,646) (1,816,475)
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short term investments                                                     754,961  (5,604,274)   1,452,765  (3,246,630)
Purchase of capital assets                                                 (21,920)     (5,622)     (31,432)    (16,821)
------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities                            733,041  (5,609,896)   1,421,333  (3,263,451)
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Issuance of capital stock, net                                                   -   5,603,305      143,000   5,763,305
------------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                            -   5,603,305      143,000   5,763,305
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents during the period                                      (30,472)   (999,982)     (57,313)    683,379
Cash and cash equivalents
 -   Beginning of period                                                   123,610   2,276,740      150,451     593,379
------------------------------------------------------------------------------------------------------------------------
 -   End of period                                                         $93,138  $1,276,758      $93,138  $1,276,758
------------------------------------------------------------------------------------------------------------------------
Represented by
Cash                                                                       $93,138    $191,292      $93,138    $191,292
Cash equivalents                                                                 -   1,085,466            -   1,085,466
------------------------------------------------------------------------------------------------------------------------
                                                                           $93,138  $1,276,758      $93,138  $1,276,758
------------------------------------------------------------------------------------------------------------------------

                                      -30-

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